SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 2, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosed:

Amended and Restated Articles of Incorporation of Novartis AG, dated as of February 28, 2006, to reflect the completion of Swiss corporate law implementation of the reduction of Novartis AG’s share capital as approved by the annual general meeting on such date, as entered in the Commercial Register of Basel, Switzerland on June 1, 2006

Articles of Incorporation of Novartis AG

28 February 2006

The Articles of Incorporation were adopted at the Extraordinary

General Meeting of Novartis AG held on 15 October 1996.

Alterations adopted by General Meetings of:

21 April 1999

11 October 2000 (extraordinary GM)

22 March 2001

21 March 2002

4 March 2003

24 February 2004

1 March 2005

28 February 2006

(The original German text remains, in all matters, binding and definitive).

Novartis AG

4002 Basel

Switzerland

© 1 June 2006, Novartis AG

Section 1
Corporate name, Registered Office, Purpose and Duration

Section 2
Share Capital

Section 3
Corporate Bodies
A. General Meeting of Shareholders
B. Board of Directors
C. Auditors and Group Auditors

Section 4
Annual Financial Statements, Consolidated Financial
Statements and Profit Allocation

Section 5
Publications and Place of Jurisdiction

Section 6
Contributions in Kind

Section 1                     Corporate name, Registered Office, Purpose and Duration

Article 1

Corporate name, Registered office

1                                          Under the Corporate name

Novartis AG

Novartis SA

Novartis Inc.

there exists a company limited by shares with its registered office in Basle.

Article 2

Purpose

1                                          Purpose of the Company is to hold interests in enterprises in the area of health care or nutrition. The company may also hold interests in enterprises in the areas of biology, chemistry, physics, information technology or related areas.

2                                          The Company may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad.

Article 3

Duration

1                                          The duration of the Company is unlimited.

Section 2                     Share Capital

Article 4

Share capital

1                                          The share capital of the Company is CHF 1,364,485,500, fully paid-in and divided into 2,728,971,000 registered shares. Each share has a nominal value of CHF 0.50.

2                                          Upon resolution of the General Meeting of Shareholders registered shares may be converted into bearer shares and reversed bearer shares may be converted into registered shares.

Article 5

Shareholders register and restrictions of registration, Nominees

1                                          The Company shall maintain a shareholders register showing the names, first names, domicile, address and nationality (in the case of legal entities the registered office) of the holders or usufructuaries of registered shares.

2                                          Upon request acquirers of registered shares are registered in the shareholders register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. Subject to the restrictions set forth in paragraph 6 of this article, no person or entity shall be registered with the right to vote for more than 2% of the registered share capital as set forth in the commercial register. This restriction of registration also applies to persons who hold some or all of their shares through nominees pursuant to this article. All of the foregoing is subject to Article 685d paragraph 3 of the Swiss Code of Obligations.

3                                          The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 0.5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the shareholders register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account and with whom the Board of Directors has entered into a corresponding agreement.

4                                          Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), shall be treated as one single person or nominee within the meaning of paragraphs 2 and 3 of this article.

5                                          After hearing the registered shareholder or nominee, the Board of Directors may cancel, with retroactive effect as of the date of registration, the regis-tration of shareholders if the registration was effected based on false informa-tion. The respective shareholder or nominee shall be informed immediately of the cancellation of the registration.

6                                          The Board of Directors shall specify the details and give the necessary orders concerning the adherence to the preceding regulations. In particular cases it may allow exemptions from the limitation for registration in the share register or the regulation concerning nominees. It may delegate its duties.

7                                          The limitation for registration in the share register provided for in this article shall also apply to shares acquired or subscribed by the exercise of subscription, option or conversion rights.

Article 6

Share certificates

1                                          The Company may issue certificates representing several shares. They may be exchanged at any time for smaller portions or individual share certificates.

Article 7

Dematerialised shares

1                                          The Company may renounce the printing and delivery of certificates and may, with the consent of the owner of issued shares, cancel issued certificates for registered shares that are returned to the Company. It may renounce the issuance of new certificates for registered shares if the owner of the shares does not demand the issuance of certificates for its shares with the co-operation of the bank which handles the book entries.

2                                          Registered shares not represented by a certificate may only be transferred by way of assignment which assignment must encompass all rights connected with the transferred shares. To be valid, the assignment must be notified to the Company. Registered shares not represented by a certificate which a bank has been instructed by the shareholder to administer may only be transferred with the co-operation of that bank.

3                                          Registered shares not represented by a certificate may only be pledged to the bank which handles the book entries of such shares for the shareholder, and only based on a written pledge agreement. A notification of the Company is not necessary. The right to require delivery of a certificate may be transferred to the bank accepting the pledge. In all other cases, the pledge of registered shares requires the transfer of the certificates to be valid.

Article 8

Exercise of rights

1                                          The shares are not divisible. The Company accepts only one representative per share.

2                                          The right to vote and the other rights associated with a registered share may only be exercised by a shareholder, usufructuary or nominee who is registered in the share register.

Section 3                     Corporate Bodies

A. General Meeting of Shareholders

Article 9

Competence

1                                          The General Meeting of Shareholders is the supreme body of the Company.

Article 10

General Meetings

a. Ordinary General Meeting

1                                          The Ordinary General Meeting of Shareholders shall be held each year within six months after the close of the fiscal year of the Company; at the latest twenty days before the meeting the business report and the report of the auditors shall be made available for inspection by the shareholders at the registered office of the Company.

Article 11

b. Extraordinary General Meetings of Shareholders

1                                          Extraordinary General Meetings of Shareholders shall take place upon request of the Board of Directors or the Auditors.

2                                          Furthermore, Extraordinary General Meetings of Shareholders shall be convened upon resolution of a General Meeting of Shareholders or if it is required by one or more shareholders who are representing in the aggregate not less than one tenth of the share capital and submit a petition signed by such shareholder or shareholders specifying the items for the agenda and the proposals.

Article 12

Convening of General Meetings

1                                          General Meetings of Shareholders shall be convened by the Board of Directors at the latest twenty days before the date of the meeting. The meeting shall be convened by way of a notice appearing once in the official publication organs of the Company. Registered shareholders may also be informed by mail.

2                                          The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and as the case may be of the shareholders who demanded that a General Meeting of Shareholders be convened and, in case of elections, the names of the nominated candidates.

Article 13

Agenda

1                                          One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least 1 million Francs may demand that an item be included in the agenda of a General Meeting. Such a demand must be made in writing at the latest forty-five days before the meeting and shall specify the items and the proposals of such a shareholder.

2                                          No resolution shall be passed at a General Meeting on matters for which no proper notice was given. This provision shall not apply to proposals to convene an Extraordinary General Meeting or to initiate a special audit.

Article 14

Presiding officer, Minutes, Vote counters

1                                          The General Meeting of Shareholders shall take place at the registered office of the Company, unless the Board of Directors decides otherwise. The Chairman of the Board or in his absence a Vice-Chairman or any other Member of the Board and designated by the Board shall take the chair.

2                                          The presiding officer shall appoint a secretary and the vote counters. The minutes shall be signed by the presiding officer and the secretary.

Article 15

Proxies

1                                          The Board of Directors shall provide for the rules regarding the participation and the representation at the General Meeting.

2                                          A shareholder shall only be represented by his legal representative, another shareholder with the right to vote, corporate bodies (Organvertreter), independent proxies (unabhängige Stimmrechtsvertreter) or by a depositary (Depotvertreter).

Article 16

Voting rights

1                                          Each share entitles the holder to one vote.

Article 17

Resolutions, Elections

1                                          Unless the law requires otherwise, the General Meeting passes resolutions and elections with the absolute majority of the votes represented.

2                                          Resolutions and elections shall be taken either on a show of hands or by electronic voting, unless the General Meeting decides for, or the presiding officer orders, a secret ballot.

3                                          The presiding officer may at any time order to repeat an election or resolution taken on a show of hands with a secret ballot, if he doubts the results of the vote. In this case, the preceding election or resolution taken on a show of hands is deemed not having taken place.

4                                          If no election has taken place at the first ballot and if there is more than one candidate, the presiding officer shall order a second ballot in which the relative majority shall be decisive.

Article 18

Powers of General Meeting

1                                          The following powers shall be vested exclusively in the General Meeting:

a)                                      to adopt and amend the Articles of Incorporation;

b)                                     to elect the members of the Board of Directors, the auditors and the Group auditors;

c)                                      to approve the annual report and the consolidated financial statements;

d)                                     to approve the annual financial statements and to decide on the allocation of profits shown on the balance sheet, in particular with regard to dividends;

e)                                      to discharge the members of the Board of Directors;

f)                                        to pass resolutions concerning all matters which by law or the Articles of Incorporation are reserved to the authority of the General Meeting.

Article 19

Special Quorum

1                                          The approval of at least two-thirds of the votes represented is required for resolutions of the General Meeting of Shareholders on:

a)                                      an alteration of the purpose of the Company;

b)                                     the creation of shares with increased voting powers;

c)                                      an implementation of restrictions on the transfer of registered shares and the removal of such restrictions;

d)                                     an authorised or conditional increase of the share capital;

e)                                      an increase of the share capital increase out of equity, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights;

f)                                        a restriction or suspension of rights of option to subscribe;

g)                                     a change of location of the registered office of the Company;

h)                                     the dissolution of the Company without liquidation.

B. Board of Directors

Article 20

Number of Directors

1                                          The Board of Directors shall consist of a minimum of 10 and a maximum of 16 members, all of which must be shareholders.

Article 21

Term of office

1                                          The term of office for each member of the Board of Directors shall not exceed three years. A year within the meaning of this provision is the period between two Ordinary General Meetings of Shareholders. The term of office shall be determined for each member at the occasion of its election. The several terms of office shall be co-ordinated such that in each year approximately one third of all members of the Board of Directors shall be subject to re-election or election.

2                                          In the case of replacement elections that occur during a term of office of a director, the successor shall assume the term of office of his predecessor. Members of the Board of Directors whose term of office has expired shall be re-eligible, subject to paragraph 3 hereinafter.

3                                          The members of the Board of Directors shall automatically retire after the expiry of the seventieth year of age; the retirement shall become effective on the date of the next Ordinary General Meeting of Shareholders. The General Meeting may, under special circumstances, grant an exception from this rule and may elect a member of the Board of Directors for further terms of office of no more than three years at a time.

Article 22

Organisation of the Board, Remuneration

1                                          The Board of Directors shall elect its Chairman and one or two Vice-Chairmen from among its members. It shall appoint a secretary who need not be a member of the Board of Directors.

2                                          The Board of Directors shall determine the remuneration of its members.

Article 23

Convening of meetings

1                                          The Chairman shall convene meetings of the Board of Directors if and when the need arises or if a member so requires in writing.

Article 24

Resolutions

1                                          In order to pass resolutions, at least a majority of the members of the Board of Directors must be present. This requirement shall not apply for resolutions of the Board of Directors providing for the confirmation of capital increases or for the amendment of the Articles of Incorporation in connection with increases of the share capital.

2                                          The adoption of resolutions by the Board of Directors requires a majority of the votes cast. The Chairman shall not have the deciding vote.

3                                          Resolutions may also be passed by telephone, or in writing or by way of electronic data transfer unless a member of the Board of Directors requests oral deliberation.

Article 25

Powers of the Board

1                                          The Board of Directors has in particular the following non-delegable and inalienable duties:

a)                                      the ultimate direction of the business of the Company and to give                                    the necessary directives;

b)                                     the determination of the organisation of the Company;

c)                                      the administration of accounting, financial control and financial planning;

d)                                     the appointment and removal of the persons entrusted with the management and representation of the Company;

e)                                      the ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;

f)                                        the preparation of business reports and the Meetings of Shareholders and to carry out the resolutions adopted by the Meetings of Shareholders;

g)                                     the notification of the court if liabilities exceed assets;

h)                                     the adoption of resolutions concerning the increase of the share capital to the extent that such power is vested in the Board of Directors (Article 651 paragraph 4 CO), as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation;

i)                                         the examination of the professional qualifications of qualified auditors.

2                                          In addition the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of Shareholders by law or by these Articles of Incorporation.

Article 26

Delegation of powers

1                                          The Board of Directors may, subject to article 25 hereof, delegate the management of the Company in whole or in part to individual or several directors or to third persons (senior management) by virtue of promulgating regulations governing the internal organisation.

Article 27

Signature Power

1                                          The Board of Directors determines those of its members as well as those third persons who shall have signatory power for the Company and shall further determine the manner in which such persons may sign on behalf of the Company.

C. Auditors and Group Auditors

Article 28

Term, Powers and Duties

1                                          The Auditors and the Group Auditors, both of which shall be elected by the General Meeting of Shareholders each year, shall have the powers and duties vested in them by law.

Section 4                     Annual Financial Statements, Consolidated Financial

Statements and Profit Allocation

Article 29

Fiscal year

1                                          The Board of Directors shall prepare for each fiscal year as of 31 December a business report consisting of the annual financial statements (including profit and loss statements, balance sheet and notes to the financial statements), the annual report and the consolidated financial statements.

Article 30

Allocation of profit shown on the balance sheet, Reserves

1                                          The allocation of the profit shown on the balance sheet shall be determined by the General Meeting of Shareholders subject to the legal provisions. The Board of Directors shall submit to the General Meeting of Shareholders its proposals.

2                                          In addition to statutory reserves additional reserves may be accrued.

3                                          Dividends which have not been claimed within five years after the due date fall back to the Company and shall be allocated to the general reserves.

Section 5                     Publications and Place of Jurisdiction

Article 31

Publications

1                                          Shareholder communications of the Company shall be made in the Swiss Gazette of Commerce. The Board of Directors may designate additional publication organs.

Article 32

Place of jurisdiction

1                                          The place of jurisdiction for any disputes arising from or in connection with the shareholdership in the Company shall be at the registered office of the Company.

Section 6                     Contributions in Kind

Article 33

Contributions in kind

1                                          Pursuant to a merger agreement dated 6 March, 1996, the Company has, effective as of 1 January, 1996 acquired all assets and liabilities

•                                          of Ciba-Geigy Ltd. with a net book value of CHF 5,092,385,655 (after distribution of profits) pursuant to the merger balance sheet dated 31 December, 1995; in turn the Company has conveyed to the previous shareholders of Ciba-Geigy Ltd. at the ratio of 1 to 11/15 a total of 31,308,837 shares with a nominal value of CHF 626,176,740 and has accounted the difference between such value and the net book value in a total amount of CHF 4,466,208,915 to the general reserves; and

•                                          of Sandoz Ltd. with a net book value of CHF 3,364,195,484 (after distribution of profits) pursuant to the merger balance sheet dated 31 December, 1995; in turn the Company has conveyed to the previous share-holders of Sandoz Ltd. at the ratio of 1 to 1 a total of 40,816,280 shares with a nominal value of CHF 816,325,600 and has accounted the difference between such value and the net book value in a total amount of CHF 2,547,869,884 to the general reserves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	June 2, 2006	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting